Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Delivers the News Live in Spain

Optibase and ESSA provide IP over satellite contribution for Madrid TV station Canal 33

HERZLIYA, Israel, August 9, 2007 – Optibase Ltd. (Nasdaq:OBAS), a leading provider of digital video solutions, announced today the delivery of an IP over satellite contribution solution for TV station Canal33 in Madrid, with local partner EQUIPOS Y SISTEMAS S.A. (ESSA), a integrator of telecommunication equipment in Spain. Optibase’s Media Gateway (MGW) platforms provide advanced MPEG-4/H.264 encoding and streaming, thus offering high quality video at extremely low bitrates required for live news broadcasts.

Optibase’s advanced MGW H.264 solution and ESSA’s transmission equipment provides Madrid’s Canal33 TV station the ability to broadcast live news of local events such as sports, elections and public demonstrations. The live footage is transmitted from outside broadcasting vans via satellite to the Canal33 headend, offering high picture quality without compromising low bit rates.

“IP over satellite is the ideal method for us to deliver news from remote locations. For this purpose, we searched for a highly reliable solution, since we cannot afford down-time during a critical news feed. At the same time we need to deliver high quality video at the low bitrates required by the delivery system,” said David Perez, DSNG and news responsible, at Canal 33. “Optibase MGW platforms enable Canal33 to deliver live news effectively from every location and ensure high quality as the station expands its news coverage throughout the Madrid Area.”

“The MGWs are Telco grade platforms, making them ideal for mission critical applications such as electronic news gathering,” said Udi Shani, executive vice president sales at Optibase. “We are very pleased to work with Canal 33 and ESSA and help them in their endeavor to expand their live news throughout Spain.”

About ESSA

EQUIPOS Y SISTEMAS S.A. (ESSA) is a Spanish Company incorporated in July 1983. The main objective of the Company is commercializing of telecommunication equipment and electronic instrumentation in the Spanish territory. Special emphasis is placed on high technology products requiring extensive support to the end user, either at installation time or in field service during normal operation. One of the main tasks of ESSA, besides the sales and service of products manufactured by the Principals, is the development, integration, installation and commissioning of systems. This is accomplished by, first, making wide use of the products available from the represented Companies and, second, designing interfaces, control panels, application software, etc., when needed. Visit www.essa.es

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.